SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of FEBRUARY 2004
Commission File Number: 333-08322
TFM, Inc. and
Mexican Railway Transportation Group, Inc.
(Translation of registrant’s name into English)
Av. de la Cúspide No.4755, Colonia Parques del Pedregal, Delegación Tlalpan,
México City, D.F., C.P. 14010 México
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F ☒        Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-____ .

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 28, 2005

TFM, S.A. de C.V. and Grupo Transportación
Ferroviaria Mexicana, S.A. de C.V.

By: /s/ Jacinto Marina Cortés
______________________________________
Jacinto Marina Cortés
Chief Financial Officer

This Form 6-K and the exhibit attached hereto are hereby incorporated by reference into the Registration Statement on Form F-3, Number 333-90710.

EXHIBIT INDEX

EXHIBIT 99.1 :	Press Release dated February 24, 2005 (GRUPO TFM AND SUBSIDIARIES REPORT FOURTH QUARTER AND FULL-YEAR 2004 FINANCIAL RESULTS)
EXHIBIT 99.2 :	Brief Description of Notices to CNBV and BMV of Financial Statements for the Fourth-Quarter and Full-Year 2004.

Exhibit 99.1

COMPANY CONTACT:
Mario Mohar
President, Chief Executive Officer

Jacinto Marina	León Ortíz
Chief Financial Officer	Treasurer
011-525-55-447-5810	011-525-55-447-5836

GRUPO TFM AND SUBSIDIARIES REPORT
FOURTH-QUARTER AND FULL-YEAR 2004 RESULTS

(Mexico City, February 24, 2005) - Grupo Transportacion Ferroviaria Mexicana, SA. de C.V. and its subsidiaries (“TFM”) report financial results for the fourth-quarter and full-year periods of 2004.

FOURTH-QUARTER 2004 OPERATIONAL RESULTS
Consolidated net revenues for the three months ended December 31, 2004, were $173.5 million compared to revenues of $175.2 million for the same period in 2003. The sale and subsequent deconsolidation of Mexrail reduced revenues by $15.2 million. The comparison of the quarter ended December 31, 2004, of TFM without Mexrail shows an increase in consolidated revenues of $13.5 million, or 8.4 percent, over the same period of 2003, from $160.0 million to $173.5 million. This improvement in revenues is mainly due to an increase of 9.9 percent in general freight segments due to conversion and higher activity in chemicals, industrials, and metals and minerals, and 7.7 percent in auto & intermodal segments. Revenues were also sl0se results include the consolidation of Mexrail for seven months as a consequence of the sale of Mexrail to KCS. Revenues for the year ended December 31 2004, without Mexrail, grew 3.7 percent, or $24.0 million over 2003. Total carload volume grew 7.4 percent in all segments with the exception of automotive. The depreciation of the peso over revenues denominated in pesos impacted revenues by $16.0 million, or 2.5 percent.

Operating profit for the year ended December 30, 2004, was $130.0 million, resulting in an operating ratio of 81.4 percent. The consolidated operating ratio without Mexrail was 79.9 percent. Results were impacted by greater revenues and fuel price variability, which reflected sustained increases throughout 2004 of 26 percent and negatively impacted results by $20.5 million. Costs other than fuel grew only 1.9 percent when compared with 2003 expenses.

FINANCIAL EXPENSES
Net financial expenses incurred in the year ended December 31, 2004, were $111.5 million. A foreign exchange gain of $0.4 million resulted from the appreciation of the Mexican peso relative to the U.S. dollar.

LIQUIDITY AND CAPITAL RESOURCES
As of December 31, 2004, accounts receivable decreased to $182.4 million from $188.4 million at December 31, 2003.

TFM made capital expenditures of $7.5 million and $41.1 million during the fourth quarter and 12 months, respectively, of 2004, investing in the improvement of TFM and Mexrail lines.

As of December 31, 2004, TFM had an outstanding debt balance of $883.0 million, including $65.1 million of short-term and $817.9 million of long-term debt. This balance represents a decrease of $56.8 million when compared to December 31, 2003.

VAT LAWSUIT
On November 24, 2004, the Federal Court of the First Circuit stated that it had found merit to the claim made by TFM regarding the form in which the Federal Treasury had issued the Special VAT Certificate. On January 26, 2005, the Mexican Fiscal Court issued a favorable bench decision upholding TFM’s claim for inflation and interest.

On February 18, 2005, TFM was served with the favorable written decision of the Fiscal Court carrying out the mandate of the Federal Court of the First Circuit dated November 24, 2004, which recognized TFM’s legal right to receive the original VAT refund adjusted for inflation and interest since 1997. The Fiscal Court ordered the federal tax authorities to make the VAT refund to TFM through a single certificate issued in TFM’s name, and to refund through that certificate the original amount of the VAT refund due, increased for inflation and interest since the date the tax authorities should have made the refund in 1997, until the date the refund is actually delivered to TFM. The Fiscal Court also vacated its prior decisions in this matter. Under the terms of the law, the government has 120 days to deliver the certificate, or settle the matter through negotiation.

GRUPO TFM PUT
As previously stated, Grupo TFM also asked for and received from a federal judge an injunction, which prevented the government from exercising its Put option. The ability of the Mexican government to exercise its Put option has been suspended indefinitely until the Put lawsuit is resolved.

This report contains historical information and forward-looking statements regarding the current belief or expectations of the company concerning the company’s future financial condition and results of operations. The words“believe”,“expect” and“anticipate” and similar expressions identify some of these forward-looking statements. Statements looking forward in time involve risks, uncertainties and other factors which may cause the actual results, performance or achievements of the company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, global, U.S. and Mexican economic and social conditions; the effect of the North American Free Trade Agreement (“NAFTA”) on the level of U.S. –Mexico trade; the company’s ability to convert customers from using trucking services to rail transport services; competition from other rail carriers and trucking companies in Mexico; the company’s ability to control expenses; and the effect of the company’s employee training, technological improvements and capital expenditures on labor productivity, operating efficiencies and service reliability. Readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of their respective dates. The company undertakes no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise. For further information, reference should be made to the company’s filings with the Securities and Exchange Commission, including the company’s most recent Annual Report on Form 20–F.

Financial tables to follow ...

Grupo Transportación Ferroviaria Mexicana, S.A. de C.V.
and Subsidiaries
Consolidated Statement of Income
( Amounts expressed in thousands of US dollars )

	Three months ended		Twelve months ended
	December 31,		December 31,
	2004	2003	2004	2003
	(Unaudited)	(Audited)	(Unaudited)	(Audited)

Transportation revenues	173,523	175,163	700,438	698,528

Operating expenses	(116,976)	(121,165)	(482,049)	(479,968)
Depreciation & amortization	(22,482)	(21,894)	(88,375)	(86,554)

Total cost	(139,458)	(143,059)	(570,424)	(566,522)

Operating profit	34,065	32,104	130,014	132,006

Other expenses - net	(3,067)	(10,278)	(10,607)	(35,382)

Financial expenses - net	(27,529)	(27,729)	(111,458)	(111,132)
Exchange profit (loss) - net	2,234	(3,576)	429	(13,695)

Net comprehensive financing cost	(25,295)	(31,305)	(111,029)	(124,827)

Income (loss) before taxes and minority interest	5,703	(9,479)	8,378	(28,203)
Income tax and deferred income tax	(1,531)	4,890	14,007	(32,890)

Income (loss) before minority interest	4,172	(4,589)	22,385	(61,093)

Equity method in Mexrail Inc.	(2,043)		(2,805)

Minority interest	(553)	906	(4,258)	12,154

Net income (loss) for the period	$1,576	($3,683)	$15,322	($48,939)

The consolidated financial statements were prepared in accordance with International Financial Reporting Standards.

Grupo Transportación Ferroviaria Mexicana, S.A. de C.V.
and Subsidiaries
Consolidated Balanced Sheet
( Amounts expressed in thousands of US dollars )

	December 31,	December 31,
	2004	2003
	(Unaudited)	(Audited)

Assets Current assets:
Cash and cash equivalents	$14,245	$3,597
Accounts receivable – Net	182,388	188,435
Materials and supplies	21,738	16,693
Other current assets	9,548	13,157

Total current assets	227,919	221,882
Concession, property and equipment – net	1,722,029	1,814,668
Other assets	6,126	2,857
Deferred income tax	99,683	78,845

Total assets	$2,055,757	$2,118,252

Liabilities and Stockholders’ equity Current liabilities:
Commercial paper and capital lease due within one year	65,135	193,154
Accounts payable and accrued expenses	147,044	163,749

Total current liabilities	212,179	356,903
Long–term debt and capital lease obligation	817,914	746,745
Other non – current liabilities	25,204	33,724

Total Long–term liabilities	843,118	780,469

Total liabilities	1,055,297	1,137,372

Minority interest	321,732	317,475

Stockholders’ equity:
Capital stock	807,008	807,008
Treasury shares	(204,904)	(204,904)
Effect and purchase of subsidiary shares	(33,562)	(33,562)
Retained earnings	110,186	94,863

Total stockholders’ equity	678,728	663,405

Total liabilities and stockholders’ equity	$2,055,757	$2,118,252

The consolidated financial statements were prepared in accordance with International Financial Reporting Standards.

Grupo Transportación Ferroviaria Mexicana, S.A. de C.V.
and Subsidiaries
Consolidated Statement of Cash Flow
( Amounts expressed in thousands of US dollars )

	Three months ended		Twelve months ended
	December 31,		December 31,
	2004	2003	2004	2003
	(Unaudited)	(Audited)	(Unaudited)	(Audited)

Cash flow from operation activities:
Net income (loss) for the period	$1,576	($3,683)	$15,322	($48,939)

Adjustments to reconcile net income (loss) to net cash provides by (used in) operating activities:
Depreciation & amortization	22,482	21,894	88,375	86,554
Amortization of deferred financing costs	1,674	1,609	6,672	6,413
Other non cash items	(4,153)	(5,483)	(16,492)	24,015
Changes in working capital - net	(11,613)	12,672	(8,185)	31,621

Total adjustments	8,390	30,692	70,370	148,603

Net cash provided by (used in) operating activities	9,966	27,009	85,692	99,664

Cash flow from investing activities:
Proceeds from sale of Mexrail’s shares before taxes			27,147
Acquisitions of property and equipment – net	(7,528)	(22,118)	(41,143)	(73,121)
Sale of equipment	42	624	420	2,390

Net cash provided by (used in) investing activities	(7,486)	(21,494)	(13,576)	(70,731)

Cash flow from financing activities:
Proceeds payments of commercial paper – net		(10,000)	10,000	(37,000)
Proceeds payments of term loan–net			(71,129)	(18,287)
Principal payments under capital lease obligations	(23)	(298; )	(339)	(298)

Net cash (used in) provided by financing activities	(23)	(10,298)	(61,468)	(55,585)

Increase (decrease) in cash and cash equivalents	2,457	(4,783)	10,648	(26,652)
Cash and cash equivalents Beginning of the period	11,788	8,380	3,597	30,249

End of the period	$14,245	$3,597	$14,245	$3,597

The consolidated financial statements were prepared in accordance with International Financial Reporting Standards.

Exhibit 99.3

Brief Description of Notices to CNBV and BMV of
Financial Statements for the Fourth Quarter and Full-Year 2004

Required quartely financial information consists of the financial information filed with the CNBV and the BMV (under discontinuing operations). Specifically required are, among other data, balance sheet, income statement, profit and loss statement, certain financial ratios, a descriptive breakdown of all issued shares and list of directors and officers.